Exhibit 12.1

PARKERVISION, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Amounts in thousands of dollars)

	For the Nine Months Ended September 30, 2016	For the Year Ended December 31, 2015	For the Year Ended December 31, 2014	For the Year Ended December 31, 2013	For the Year Ended December 31, 2012	For the Year Ended December 31, 2011

Pretax loss from continuing operations	$(15,178)	$(17,075)	$(23,569)	$(27,872)	$(20,322)	$(14,573)

Fixed charges:
Interest	51	22	7	7	9	6
Estimate of interest portion of rental expense (A)	136	202	238	237	249	199

Total Earnings	$(14,991)	$(16,851)	$(23,324)	$(27,628)	$(20,064)	$(14,368)

Ratio of earnings to fixed charges	(B)	(C)	(D)	(E)	(F)	(G)

(A)	Estimated as one-third of rental expense which the Company believes is a reasonable approximation of the interest factor.
(B)
Due to the Company’s loss for the nine month period ended September 30, 2016, the ratio coverage was less than 1:1.  The Company must generate additional earnings of $15,178 to achieve a coverage ratio of 1:1.

(C)	Due to the Company’s loss in 2015, the ratio coverage was less than 1:1. The Company must generate additional earnings of $17,075 to achieve a coverage ratio of 1:1.
(D)	Due to the Company’s loss in 2014, the ratio coverage was less than 1:1. The Company must generate additional earnings of $23,569 to achieve a coverage ratio of 1:1.
(E)	Due to the Company’s loss in 2013, the ratio coverage was less than 1:1. The Company must generate additional earnings of $27,872 to achieve a coverage ratio of 1:1.
(F)	Due to the Company’s loss in 2012, the ratio coverage was less than 1:1. The Company must generate additional earnings of $20,322 to achieve a coverage ratio of 1:1.
(G)	Due to the Company’s loss in 2011, the ratio coverage was less than 1:1. The Company must generate additional earnings of $14,573 to achieve a coverage ratio of 1:1.